                                  SCHEDULE 13D

---------------------                                      ---------------------
CUSIP NO.  252532106                                        PAGE 1 OF 14 PAGES
---------------------                                      ---------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*


                            DIAMETRICS MEDICAL, INC.

                                (Name of Issuer)

                                  Common Stock

                         (Title of Class of Securities)

                                   252532 10 6
                                 (CUSIP Number)

                        Asset Managers International Ltd
                                1 Knightsbridge
                            London, England SW1X 7LX
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 20, 2006
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------                                      ---------------------
CUSIP NO.  252532106                                        PAGE 2 OF 14 PAGES
---------------------                                      ---------------------

--------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

            Asset Managers International Ltd
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS

            OO
--------------------------------------------------------------------------------
     5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEM 2(d) OR 2(e)  |__|
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            British Virgin Islands
--------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF
      SHARES                 0
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY          8     SHARED VOTING POWER
       EACH
    REPORTING                850,445
      PERSON       -------------------------------------------------------------
       WITH            9     SOLE DISPOSITIVE POWER

                             0
                   -------------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER

                             850,445
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            850,445
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES|_|

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            24.2%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                      ---------------------
CUSIP NO.  252532106                                        PAGE 3 OF 14 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

            AFC Holdings Ltd
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS

            OO
--------------------------------------------------------------------------------
     5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEM 2(d) OR 2(e)  |__|
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            British Virgin Islands
--------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF
      SHARES                 0
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY          8     SHARED VOTING POWER
       EACH
    REPORTING                850,445, all of which are held by Asset Managers
     PERSON                  International Ltd ("AMI"), which is wholly owned
      WITH                   by AFC Holdings Ltd ("AFC").
                   -------------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER

                             0
                   -------------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER

                             850,445, all of which are held by AMI, which is wholly owned by AFC.
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            850,445
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES|_|

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            24.2%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                      ---------------------
CUSIP NO.  252532106                                        PAGE 4 OF 14 PAGES
---------------------                                      ---------------------

--------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Pentagon Special Purpose Fund, Ltd.
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS

            OO
--------------------------------------------------------------------------------
     5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEM 2(d) OR 2(e)  |__|

--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            British Virgin Islands
--------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF
      SHARES                 0
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY          8     SHARED VOTING POWER
       EACH
    REPORTING                850,445, all of which are held by AMI. AMI is
     PERSON                  wholly owned by AFC. Winchester Global Trust
      WITH                   Company Limited ("WGTC") owns the only voting
                             stock in AFC, and the rest of the equity in AFC is
                             owned by Pentagon Special Purpose Fund, Ltd.
                             ("PSPF") and Pentagon Dollar Satellite Fund, Ltd.
                             ("PDF").
                   -------------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER

                             0
                   -------------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER

                             850,445, all of which are held by AMI. AMI is wholly owned by AFC. WGTC owns the only voting stock in AFC, and the rest of the equity in AFC is owned by PSPF and PDF.
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            850,445
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES|_|

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            24.2%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                      ---------------------
CUSIP NO.  252532106                                        PAGE 5 OF 14 PAGES
---------------------                                      ---------------------


--------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Pentagon Dollar Satellite Fund, Ltd.
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS

            OO
--------------------------------------------------------------------------------
     5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEM 2(d) OR 2(e)  |__|
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            British Virgin Islands
--------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF
      SHARES                 0
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY          8     SHARED VOTING POWER
       EACH
    REPORTING                850,445, all of which are held by AMI.  AMI is
      PERSON                 wholly owned by AFC.  WGTC owns the only voting
       WITH                  stock in AFC, and the rest of the equity in AFC is
                             owned by PSPF and PDF.
                   -------------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER

                             0
                   -------------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER

                             850,445, all of which are held by AMI. AMI is wholly owned by AFC. WGTC owns the only voting stock in AFC, and the rest of the equity in AFC is owned by PSPF and PDF.
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            850,445
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES|_|

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            24.2%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                      ---------------------
CUSIP NO.  252532106                                        PAGE 6 OF 14 PAGES
---------------------                                      ---------------------


--------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Winchester Global Trust Company Limited
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS

            OO
--------------------------------------------------------------------------------
     5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEM 2(d) OR 2(e)  |__|
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Bermuda
--------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF
      SHARES                 0
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY          8     SHARED VOTING POWER
       EACH
    REPORTING                850,445, all of which are held by AMI.  AMI is
     PERSON                  wholly owned by AFC.  WGTC owns the only voting
      WITH                   stock in AFC, and the rest of the equity in AFC
                             is owned by PSPF and PDF.
                   -------------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER

                             0
                   -------------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER

                             850,445, all of which are held by AMI. AMI is wholly owned by AFC. WGTC owns the only voting stock in AFC, and the rest of the equity in AFC is owned by PSPF and PDF.
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            850,445
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES|_|

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            24.2%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                      ---------------------
CUSIP NO.  252532106                                        PAGE 7 OF 14 PAGES
---------------------                                      ---------------------

--------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Pentagon Capital Management Plc
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS

            AF
--------------------------------------------------------------------------------
     5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEM 2(d) OR 2(e)  |__|
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            England and Wales
--------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF
      SHARES                 0
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY          8     SHARED VOTING POWER
       EACH
    REPORTING                850,445, all of which are held by AMI.  Pentagon
     PERSON                  Capital Management Plc ("PCM") is an investment
      WITH                   adviser which controls the investments of AMI.
                   -------------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER

                             0
                   -------------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER

                             850,445, all of which are held by AMI. PCM is an investment adviser which controls the investments of AMI.
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            850,445
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARE
            [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            24.2%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            IA
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                      ---------------------
CUSIP NO.  252532106                                        PAGE 8 OF 14 PAGES
---------------------                                      ---------------------

                                  INTRODUCTION


      On September 20, 2006, pursuant to a Contribution Agreement (the "Contribution Agreement") by and among Diametrics Medical, Inc. (the "Issuer") and the members of Vanguard Synfuels, L.L.C. ("Vanguard"), the Issuer acquired 100% of the membership interests of Vanguard for an aggregate purchase price consisting of cash of approximately $17.7 million, and the issuance of 4,300 shares of the Issuer's Series K Convertible Preferred Stock (the "Acquisition"). The cash portion of the purchase price was financed by the issuance of 2,850 shares of Series J Convertible Preferred Stock by the Issuer to certain purchasers thereof who paid $28.5 million for such shares pursuant to a Series J Convertible Preferred Stock Subscription Agreement (the "Series J Subscription Agreement"). In connection with the issuance of the Series J Convertible Preferred Stock, the Issuer entered into a Registration Rights Agreement with certain related parties, pursuant to which the Issuer agreed to register the Series J Convertible Preferred Stock and certain other securities of the Issuer under the Securities Act of 1933 (the "Registration Rights Agreement"). Additionally, in connection with the Acquisition, the holders of certain warrants and the $750,000 Convertible Secured Promissory Notes dated December 6, 2005 converted such securities into Common Stock.

      In connection with the Acquisition, and pursuant to an exercise agreement (the "Exercise Agreement") AMI agreed to convert its $375,000 Convertible Secured Promissory Note dated December 6, 2005 issued by the Issuer (the "Promissory Note") into 815,675 shares of common stock (adjusted for the Issuer's one-for-one hundred reverse stock split on June 30, 2006). Additionally, the Issuer granted to Ocean Park Advisors, LLC ("OPA") two warrants to purchase approximately 4.83 million shares of Common Stock at an exercise price of $0.7587 per share (the "Warrants") in exchange for the waiver of certain anti-dilution rights relating to its shares of Series I Convertible Preferred Stock. Finally, OPA entered into a management services agreement (the "Services Agreement") with the Issuer pursuant to which its professionals, including but not limited to two of its principals, W. Bruce Comer III and Heng Chuk, will provide management services to the Issuer (including the duties of Chief Executive Officer and Chief Financial Officer and Secretary, respectively), and were granted stock options ("Options") to purchase 2,069,109 shares of common stock at an exercise price of $0.7587 per share pursuant to a stock option agreement (the "Option Agreement").

      The Options are subject to approval by the shareholders of the Issuer of its 2006 Incentive Compensation Plan, as amended. Furthermore, the Warrants and the Options are subject to the approval by the shareholders of (i) an amendment to the Issuer's articles of incorporation to increase the Issuer's authorized common stock (the "Charter Amendment"), or (ii) the reincorporation of the Issuer in the state of Delaware (the "Reincorporation"), in either case resulting in an increase in the Issuer's authorized common stock. The holders of a majority of the voting power of the Issuer's capital stock have agreed pursuant to a voting agreement (the "Voting Agreement") to approve the foregoing matters.

                                  SCHEDULE 13D

---------------------                                      ---------------------
CUSIP NO.  252532106                                        PAGE 9 OF 14 PAGES
---------------------                                      ---------------------

ITEM 1.           SECURITY AND ISSUER.

                  This statement relates to the Common Stock, par value $0.01, of Diametrics Medical, Inc., whose principal executive offices are located at 6245 Bristol Parkway #263, Culver City, California 90230.

ITEM 2.           IDENTITY AND BACKGROUND.

                  (a), (b), (c) and (f). Asset Managers International Ltd ("AMI"), AFC Holdings Ltd ("AFC"), Pentagon Special Purpose Fund, Ltd. ("PSPF") and Pentagon Dollar Satellite Fund, Ltd. ("PDF") are each international business companies incorporated under the laws of the British Virgin Islands. Pentagon Capital Management Plc ("PCM") is a company incorporated and registered in England and Wales with company number 03657659. Winchester Global Trust Company Limited ("WGTC") is incorporated under the laws of Bermuda. AMI is wholly owned by AFC. WGTC owns the only voting stock in AFC, and the rest of the equity in AFC is owned by PSPF and PDF. PCM is an investment adviser that controls the investments of AMI. AMI, AFC, PSPF, PDF, WGTC and PCM are referred to herein as the "Reporting Persons."

                  The business address for each of the Reporting Persons is 1 Knightsbridge, London, United Kingdom, SW1X 7LX. The registered office for each of AMI, AFC, PSPF and PDF is at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands. The registered office for PCM is at 1 Knightsbridge, London, United Kingdom, SW1X 7LX. The registered office for WGTC is Columbia House, 32 Reid Street, Hamilton, Bermuda HM11.


                   (d) and (e). During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The securities of the Issuer obtained by the Reporting Persons include 800 shares of the Issuer's Series J Convertible Preferred Stock (the "Series J Preferred"). The Series J Preferred was obtained by the Reporting Persons in connection with the Acquisition by the Issuer, as described above under the caption "Introduction." The source of capital for the purchase of the Series J Preferred was investment funds from private individuals. Pursuant to the Exercise Agreement and in connection with the Acquisition, AMI exchanged the Promissory Note into 815,675 shares of Common Stock, as described in the Introduction. AMI acquired 34,770 shares of Common Stock (adjusted for the Issuer's one-for-one hundred reverse stock split on June 30, 2006) through purchases on the open market.

                  The documentation governing the terms of the Series J Preferred contains provisions prohibiting any conversion of shares of Series J Preferred that would result in the Reporting Persons owning beneficially more than 9.99% of the outstanding shares of Common Stock as determined under Section 13(d) of the Securities Exchange Act of 1934.

                                  SCHEDULE 13D

---------------------                                      ---------------------
CUSIP NO.  252532106                                        PAGE 10 OF 14 PAGES
---------------------                                      ---------------------

ITEM 4.           PURPOSE OF TRANSACTION.

                  Pursuant to the Acquisition, and in accordance with the terms of the Exercise Agreement, AMI converted the Promissory Note into 815,675 shares of Common Stock, as described above under the caption "Introduction."

                  In connection with the Acquisition, the Board of Directors of the Issuer appointed Darrell Dubroc and Tim Collins to its Board of Directors and appointed Mr. Dubroc President and Chief Operating Officer and Mr. Collins Executive Vice President of Business Development of the Issuer. Messrs. Dubroc and Collins were executive officers, directors and shareholders of Vanguard.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) As of November 6, 2006, the Reporting Persons owned the following securities of the issuer:

                  AMI owned 850,445 shares of Common Stock and 600 shares of Series J Preferred Stock.

                  PDF owned 200 shares of Series J Preferred Stock.

                  Each Series J Share is convertible into the number of shares of Common Stock determined by dividing $10,000 by the conversion price of $0.758754 per share, subject to adjustment for stock splits, stock dividends, reclassifications and similar events. The documentation governing the terms of the Series J Preferred contains provisions prohibiting any conversion of shares of Series J Preferred that would result in the Reporting Persons owning beneficially more than 9.99% of the outstanding shares of Common Stock as determined under Section 13(d) of the Securities Exchange Act of 1934.

                  Assuming that the Issuer had 3,509,457 shares of Common Stock outstanding as of November 6, 2006, which is the number reported by the Issuer as outstanding as of October 17, 2006 in its Schedule 14C filed October 18, 2006, each of the individual Reporting Persons had, on November 6, 2006, beneficial ownership 850,445 shares of Common Stock which represented 24.2% of the Common Stock outstanding.

                  (b) The right to vote and the right to dispose of the shares beneficially owned by AMI and PDF are shared among all of the Reporting Persons.

                  (c) Transactions of the Reporting Persons within the past sixty days with respect to the Issuer's securities are described above under the caption "Introduction."

                                  SCHEDULE 13D

---------------------                                      ---------------------
CUSIP NO.  252532106                                        PAGE 11 OF 14 PAGES
---------------------                                      ---------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  (a) CONTRIBUTION AGREEMENT. The description of the Contribution Agreement set forth in the Introduction to this Statement is incorporated herein by this reference. In addition, the Contribution Agreement is attached hereto as Exhibit 7(a) and is incorporated herein by this reference.

                  (b) EXERCISE AGREEMENT. The description of the Exercise Agreement set forth in the Introduction to this Statement is incorporated herein by this reference. In addition, the Exercise Agreement is attached hereto as
Exhibit 7(b) and is incorporated herein by this reference.

                  (c) VOTING AGREEMENT. The description of the Voting Agreement set forth in the Introduction to this Statement is incorporated herein by this reference. In addition, the Voting Agreement is attached hereto as Exhibit 7(c) and is incorporated herein by this reference.

                  (d) REGISTRATION RIGHTS AGREEMENT. The description of the Registration Rights Agreement set forth in the Introduction to this Statement is incorporated herein by this reference. In addition, the Registration Rights Agreement is attached hereto as Exhibit 7(d) and is incorporated herein by this reference.

                  (e) SERIES J SUBSCRIPTION AGREEMENT. The description of the Subscription Agreement set forth in the Introduction to this Statement is incorporated herein by this reference. In addition, the Subscription Agreement is attached hereto as Exhibit 7(e) and is incorporated herein by this reference.

                   (f) CONVERTIBLE SECURED PROMISSORY NOTE. The description of the Convertible Note set forth in the Introduction to this Statement is incorporated herein by this reference. In addition, the Convertible Note is attached hereto as Exhibit 7(f) and is incorporated herein by this reference.



ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit 7(a) Contribution Agreement among the Issuer and the members of Vanguard Synfuels, LLC, filed as Exhibit 2.1 to the Issuer's Form 8-K dated September 26, 2006 (the "September 8-K"), and incorporated herein by this reference.

                  Exhibit 7(b) Exercise Agreement, dated as of September 20, 2006, by and between the Issuer and AMI, filed as Exhibit 10.14 to the September 8-K, and incorporated herein by this reference.

                  Exhibit 7(c) Voting Agreement, dated September 20, 2006, by and among the Issuer and certain of its stockholders, filed as Exhibit 4.5 to the September 8-K, and incorporated herein by this reference.

                                  SCHEDULE 13D

---------------------                                      ---------------------
CUSIP NO.  252532106                                        PAGE 12 OF 14 PAGES
---------------------                                      ---------------------

                  Exhibit 7(d) Registration Rights Agreement for the Series J Convertible Preferred Stock, dated September 20, 2006, by and among the Issuer and certain of its stockholders, filed as Exhibit 4.4 to the September 8-K, and incorporated herein by this reference.

                  Exhibit 7(e) Series J Subscription Agreement, dated September 20, 2006, by and among the Issuer and each of the accredited investors listed therein, filed as Exhibit 10.7 to the September 8-K, and incorporated herein by this reference.

                  Exhibit 7(f) Convertible Secured Promissory Note, dated as of December 6, 2005, made by the Issuer in favor of AMI, filed as Exhibit 10.2 to the Issuer's Report on Form 8-K dated December 9, 2005 and incorporated herein by this reference.

                  Exhibit 7(g) Joint Filing Agreement, executed by the Reporting Persons pursuant to Section 240.13d-1(k), filed herewith.

                                  SCHEDULE 13D

---------------------                                      ---------------------
CUSIP NO.  252532106                                        PAGE 13 OF 14 PAGES
---------------------                                      ---------------------

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 10, 2007                 ASSET MANAGERS INTERNATIONAL LTD

                                         By:  /s/ William F. Maycock
                                              ----------------------------------
                                                William F. Maycock
                                                Its: Director

Dated:  January 10, 2007                 AFC HOLDINGS LTD

                                         By:  /s/ William F. Maycock
                                              ----------------------------------
                                                William F. Maycock
                                                Its: Director

Dated:  January 10, 2007                 PENTAGON SPECIAL PURPOSE FUND, LTD.

                                         By:  /s/ William F. Maycock
                                              ----------------------------------
                                                William F. Maycock
                                                Its: Director

Dated:  January 10, 2007                 PENTAGON DOLLAR SATELLITE FUND, LTD.

                                         By:  /s/ William F. Maycock
                                              ----------------------------------
                                                William F. Maycock
                                                Its: Director

Dated:  January 10, 2007                 WINCHESTER GLOBAL TRUST COMPANY LIMITED

                                         By:  /s/ Peter D. Liabotis
                                              ----------------------------------
                                                Peter D. Liabotis
                                                Its: Vice President


Dated:  January 9, 2007                  PENTAGON CAPITAL MANAGEMENT PLC

                                         By:  /s/ Lewis Chester
                                              ----------------------------------
                                                Lewis Chester
                                                Its: Authorized Signatory

                                  SCHEDULE 13D

---------------------                                      ---------------------
CUSIP NO.  252532106                                        PAGE 14 OF 14 PAGES
---------------------                                      ---------------------

                                  EXHIBIT 7(g)

                            AGREEMENT OF JOINT FILING

         The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Securities Exchange Act of 1934 a report on Schedule 13D, containing the information required by Schedule 13D, for shares of the common stock of Diametrics Medical, Inc., beneficially owned by Asset Managers International Ltd, AFC Holdings Ltd, Pentagon Special Purpose Fund, Ltd., Pentagon Dollar Satellite Fund, Ltd., Winchester Global Trust Company Limited, and Pentagon Capital Management Plc and such other holdings as may be reported therein.

Dated:  January 10, 2007

ASSET MANAGERS INTERNATIONAL LTD         PENTAGON DOLLAR SATELLITE FUND, LTD.

By:  /s/ William F. Maycock              By:  /s/ William F. Maycock
     -----------------------------            ------------------------
       William F. Maycock                       William F. Maycock
       Its: Director                            Its: Director


AFC HOLDINGS LTD                         WINCHESTER GLOBAL TRUST COMPANY LIMITED

By:  /s/ William F. Maycock              By:  /s/ Peter D. Liabotis
     -----------------------------            ------------------------
     William F. Maycock                       Peter D. Liabotis
     Its: Director                            Its: Vice President


PENTAGON SPECIAL PURPOSE FUND, LTD.      PENTAGON CAPITAL MANAGEMENT PLC

By:  /s/ William F. Maycock              By:  /s/ Lewis Chester
     -----------------------------            ------------------------
     William F. Maycock                       Lewis Chester
     Its: Director                            Its: Authorized Signatory